Peloton Interactive, Inc.

March 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Charles Eastman and Andrew Blume

Re:     Peloton Interactive, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2023
File No. 001-39058

Dear Mr. Eastman and Mr. Blume:

Peloton Interactive, Inc. (the “Company”) is in receipt of the comment letter dated March 20, 2024 from the Division of Corporation Finance of the U.S. Securities and Exchange Commission regarding the above-referenced filing.

Pursuant to our counsel’s request by phone call to Mr. Eastman for an extension of time to respond, we hereby confirm that the Company intends to respond to your comment letter on or before April 15, 2024.

If you have any questions, please contact me at liz.coddington@onepeloton.com.

Sincerely,

/s/ Elizabeth F Coddington

Elizabeth F Coddington
Chief Financial Officer
Peloton Interactive, Inc.
441 Ninth Avenue, Sixth Floor
New York, New York 10001